SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                                 Amendment No. 3


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                            TO RULES 13d-1(b) and (c)

                                 OM Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    67087210
                                 (CUSIP Number)

                                December 31, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 18 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67087210                13G/A               Page 2 of 18 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Ardsley Advisory Partners
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
             Connecticut
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES        _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 650,000
OWNED BY      _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING     _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 650,000

-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 650,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 2.3%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67087210                13G/A              Page 3 of 18 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Ardsley Partners I
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES        _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 650,000
OWNED BY      _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING     _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 650,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 650,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 2.3%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67087210                13G/A              Page 4 of 18 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Philip J. Hempleman
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES        _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 650,000
OWNED BY      _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING     _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 650,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 650,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                 2.3%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67087210                13G/A              Page 5 of 18 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Ardsley Partners Fund II, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES        _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 210,000
OWNED BY      _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING     _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 210,000
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 210,000
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 0.7%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67087210                13G/A              Page 6 of 18 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Ardsley Partners Institutional Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 97,500
SHARES        _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                    -0-
OWNED BY      _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 97,500
REPORTING     _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                    -0-
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 97,500
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                   0.3%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                           PN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67087210                13G/A              Page 7 of 18 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Advantage Advisers Augusta Fund, L.L.C.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES        _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 82,500
OWNED BY      _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING     _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 82,500
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 82,500
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 0.3%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                   PN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67087210                 13G/A           Page 8 of 18 Pages


         The Schedule 13G/A filed on February 3, 2003 is hereby amended and restated by this Amendment No. 3 to the Schedule 13G/A.


Item 1(a).     Name of Issuer:

     The name of the issuer is OM Group, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at Tower City 50 Public Square Suite 3500, Cleveland, Ohio, 44113-2204.


Item 2(a).     Name of Person Filing:

     This statement is filed by:
      (i)   Ardsley Partners Fund II, L.P., a Delaware limited
            partnership, ("Ardsley Fund II"), with respect to the shares of Common Stock directly owned by it;
      (ii) Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership, ("Ardsley Institutional"), with respect to the shares of Common Stock directly owned by it;
      (iii) Advantage Advisers Augusta Fund, L.L.C., a Delaware limited liability fund ("Augusta Fund") with respect to the shares of Common Stock directly owned by it;
      (iv) Ardsley Advisory Partners, a Connecticut general partnership, ("Ardsley"), which serves as Investment Manager to Ardsley Offshore Fund Ltd.("Offshore Fund"), Investment Adviser to Ardsley Fund II, Ardsley Institutional, a managed account
            (the "Managed Account") and provides investment advisory services as non managing member of the investment adviser of Augusta Fund, with respect to the shares of Common Stock owned by Ardsley Offshore, Ardsley Fund II, Ardsley Institutional, Augusta Fund
            and the Managed Account;
       (v)  Ardsley Partners I, a Connecticut general partnership
            ("Ardsley Fund"), the General Partner of Ardsley, with respect to the shares of Common Stock owned by Ardsley, Ardsley Offshore, Ardsley Fund II, Ardsley Institutional, Augusta Fund and the Managed Account;
       (vi) Philip J. Hempleman, the managing partner of Ardsley,("Mr. Hempleman"), with respect to the shares of Common Stock owned by Ardsley, Ardsley Offshore, Ardsley Fund II, Ardsley Institutional, Augusta Fund and the Managed Account.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 67087210              13G/A             Page 9 of 18 Pages

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

     The address of the business office of each of the Reporting Persons, with the exception of Augusta Fund, is 262 Harbor Drive, Stamford
Connecticut 06902.

     The address of the business office of Augusta Fund is 200 Park Avenue, New York, New York 10166.

Item 2(c).     Citizenship:

     Ardsley Advisory Partners and Ardsley Partners I are Connecticut general partnerships. Ardsley Partners Fund II, L.P., Ardsley Partners Institutional Fund, L.P. and Augusta Partners L.P. are Delaware limited partnerships. Mr. Hempleman is a United States citizen.

Item 2(d).     Title of Class of Securities:

     OM Group, Inc. Class A Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).  CUSIP Number:

     67087210

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ] Investment Adviser in accordance with Rule
                   13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

CUSIP No. 67087210                 13G/A             Page 10 of 18 Pages

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,


          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. [X]

Item 4.   Ownership.

         A.   Ardsley Advisory Partners
              (a)  Amount beneficially owned: 650,000
              (b)  Percent of class: 2.3% The percentages used herein and in the rest of Item 4 are calculated based upon the 28,354,804 shares of Common Stock issued and outstanding as of September 30, 2003 as reported in the Company's Form 10-Q for the period ending September 30, 2003.
              (c)    (i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote: 650,000
                     (iii) Sole power to dispose or direct the disposition:-0-
                     (iv) Shared power to dispose or direct the disposition:
                     650,000

         B. Ardsley Partners I, L.P.
              (a)  Amount beneficially owned: 650,000
              (b)  Percent of class: 2.3%
              (c)  (i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 650,000
                   (iii) Sole power to dispose or direct the disposition: 0-
                   (iv) Shared power to dispose or direct the disposition:
                         650,000

         C. Philip J. Hempleman
              (a)  Amount beneficially owned: 650,000
              (b)  Percent of class: 2.3%
              (c)  (i) Sole power to vote or direct the vote: -0-
                   (ii) Shared power to vote or direct the vote: 650,000
                   (iii) Sole power to dispose or direct the disposition: 0-
                   (iv) Shared power to dispose or direct the disposition:
                         650,000

         E. Ardsley Partners Fund II, L.P.
            (a) Amount beneficially owned:  210,000
            (b) Percent of class: 0.7 %
            (c) (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 210,000
                (iii) Sole power to dispose or direct the disposition: 0-
                (iv) Shared power to dispose or direct the disposition:
                210,000

CUSIP No. 67087210                 13G/A             Page 11 of 18 Pages

         F. Ardsley Partners Institutional Fund, L.P.
            (a) Amount beneficially owned: 97,500
            (b) Percent of class: 0.3 %
            (c) (i) Sole power to vote or direct the vote: 97,500
                (ii) Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 0-
                (iv) Shared power to dispose or direct the disposition:
                97,500

         G. Advantage Advisers Augusta Fund, L.L.C.
            (a) Amount beneficially owned: 82,500
            (b) Percent of class: 0.3%
            (c) (i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 82,500
                (iii) Sole power to dispose or direct the disposition: 0-
                (iv) Shared power to dispose or direct the disposition:
                82,500

Item 5. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OR MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ x ]

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Ardsley Advisory Partners, the Investment Manager of Ardsley Offshore Fund Ltd. and the Investment Adviser of Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P., has the power to direct the affairs of each fund, including decisions respecting the disposition of the proceeds from the sale of shares. Ardsley Partners I is the General Partner of Ardsley Advisory Partners and as such, together with Mr. Hempleman, the Managing Partner of Ardsley Advisory Partners, directs its operations. Ardsley Advisory Partners is also a non-managing member of Augusta Management L.L.C., the Investment Adviser of Advantage Advisers Augusta Fund, L.L.C. and in this capacity, shares in the power to direct the disposition of the shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

CUSIP No. 67087210                 13G/A             Page 12 of 18 Pages

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67087210                 13G/A               Page 13 of 18 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 17, 2003


                               Ardsley Partners Fund II, L.P.
                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               Ardsley Partners Institutional Fund, L.P.
                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                              Advantage Advisers Augusta Fund, L.L.C.
                               By:  Marshall Dornfeld
                                    Authorized Signatory

                               By:  /s/ Marshall Dornfeld
                                    --------------------------------------
                                    Marshall Dornfeld
                                    Authorized Signatory

CUSIP No. 67087210                 13G/A                     Page 14 of 18 Pages

                               Ardsley Advisory Partners
                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               Philip J. Hempleman, individually

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Authorized Signatory

CUSIP No. 67087210                  13G/A                  Page 15 of 18 Pages

           EXHIBIT 1
           ---------


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


         The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 17, 2004

                               Ardsley Partners Fund II, L.P.
                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               Ardsley Partners Institutional Fund, L.P.
                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               Advantage Advisers Augusta Fund, L.L.C.
                               By:  Marshall Dornfeld
                                    Authorized Signatory

                               By:  /s/ Marshall Dornfeld
                                    --------------------------------------
                                    Marshall Dornfeld
                                    Authorized Signatory

CUSIP No. 67087210                 13G/A             Page 16 of 18 Pages

                               Ardsley Advisory Partners
                               By:  Ardsley Partners I
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               Ardsley Partners I
                               By:  Philip J. Hempleman
                                    General Partner

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Steven Napoli
                                    Authorized Signatory

                               Philip J. Hempleman, individually

                               By:  /s/ Steven Napoli
                                    --------------------------------------
                                    Authorized Signatory

CUSIP No. 67087210                 13G/A             Page 17 of 18 Pages
Exhibit 2

                                POWER OF ATTORNEY



State of Connecticut   )
                       ) SS.
County of Fairfield    )


         KNOW ALL PERSONS BY THESE PRESENTS, that Philip J. Hempleman, an individual residing at 2 Dublin Hill Drive, Greenwich, CT 06831, does hereby nominate, constitute and appoint Steven N. Napoli, his true and lawful attorney-in-fact, for him, in his name, place and stead, in the sole discretion of any such attorney-in-fact, to prepare, or cause the preparation by other appropriate persons of, and to execute and deliver on behalf of him, in connection with the securities of OM Group, Inc., any Section 13 filing of any form under the Securities Exchange Act of 1934, as amended, and to file the same, with all other documents in connection therewith, in each case, with the Securities and Exchange Commission, and generally do all such things in his name and on his behalf in connection therewith consistent with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, and to take any and all other action, as any such attorney-in-fact may deem necessary or desirable in connection therewith.

         Philip J. Hempleman hereby ratifies and confirms the execution, delivery and performance (whether before or after the date hereof) of the above-mentioned instruments or other documents by the attorney-in-fact and all that the attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

         Philip J. Hempleman hereby agrees that no person or other entity dealing with the attorney-in-fact shall be bound to inquire into such attorney-in-fact's power and authority hereunder and any such person or entity shall be fully protected in relying on such power of authority.

         This Power of Attorney shall be governed and construed in accordance with the laws of the State of Connecticut without reference to principles of conflicts of law.

         Executed as of this 17 day of February, 2004.

                                   /s/ Philip J. Hempleman
                                   -----------------------------
                                   Philip J. Hempleman

CUSIP No. 67087210                 13G/A             Page 18 of 18 Pages


                        CERTIFICATE OF ACKNOWLEDGMENT OF
                                  NOTARY PUBLIC



State of Connecticut   )
                       ) SS.  Stanford
County of Fairfield    )


         On February 17, 2004 before me, Tedessa Bonanno
                     --                 -------------------------------------
               [INSERT DATE]           [HERE INSERT NAME AND TITLE OF NOTARY]

         personally appeared: Philip J. Hempleman

         o personally known to me, or

         o proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which person acted, executed the instrument.

         WITNESS my hand and official seal.

         Signature  /s/ Tedessa Bonanno         [SEAL]
                    -----------------------


                                 TEDESSA BONANNO
                                  NOTARY PUBLIC
                      MY COMMISSION EXPIRES MARCH 31, 2004